Exhibit 4.6

MANAGEMENT RIGHTS LETTER

ADAMAS ONE CORP.

March 03, 2022

Sumeru Global Digital Technology Fund, L.P.

Re:       Management Rights

Ladies and Gentlemen:

This letter will confirm our agreement that pursuant to and effective as of your purchase of 2,300,000 shares of Series A Convertible Preferred Stock of Adamas One Corp. (the “Company”), Sumeru Global Digital Technology Fund, LP, a Cayman Islands Exempted Limited Partnership (the “Investor”) shall be entitled to the following contractual management rights, in addition to any rights to non-public financial information, inspection rights, and other rights specifically provided to all investors in the current financing:

1.       If Investor is not represented on Company’s Board of Directors, Investor shall be entitled to consult with and advise management of the Company on significant business issues, including management’s proposed annual operating plans, and management will meet with Investor regularly during each year at the Company’s facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans.

2.       Investor may examine the books and records of the Company and inspect its facilities and may request information at reasonable times and intervals concerning the general status of the Company’s financial condition and operations, provided that access to highly confidential proprietary information and facilities need not be provided.

3.       If Investor is not represented on the Company’s Board of Directors, the Company shall, concurrently with delivery to the Board of Directors, give a representative of Investor copies of all notices, minutes, consents and other material that the Company provides to its directors, except that the representative may be excluded from access to any material or meeting or portion thereof if the Board of Directors determines in good faith, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information, or for other similar reasons. Upon reasonable notice and at a scheduled meeting of the Board or such other time, if any, as the Board may determine in its sole discretion, such representative may address the Board with respect to Investor’s concerns regarding significant business issues facing the Company.

4.       Notwithstanding anything to the contrary in this letter agreement, solely by reason of becoming party to this letter agreement, Investor will not obtain with respect to the Company, and the Company will not provide to Investor, any of the following rights, as defined in Section 721 of the Defense Production Act, as amended, including its implementing regulations: (a) “control” of the Company, including the power to determine, direct or decide any important matters affecting the Company; (b) membership or observer rights on the Board of Directors or equivalent body of the Company, or the right to nominate an individual to a position on the Board of Directors or equivalent body of the Company; (c) access to any “material nonpublic technical information” in the possession of the Company (provided, however, that such prohibited information shall not include financial information regarding the performance of the Company, and provided further that Investor may confer with the Company about such financial information); and (d) any “involvement” (other than through voting of shares) in “substantive decision making” of the Company regarding (i) the use, development, acquisition, safekeeping, or release of “sensitive personal data” of U.S. citizens maintained or collected by the Company, (ii) the use, development, acquisition, or release of “critical technologies,” or (iii) the management, operation, manufacture, or supply of “covered investment critical infrastructure.”

Investor agrees that any confidential information provided to or learned by it in connection with its rights under this letter shall be subject to the confidentiality provisions set forth in that certain Investors’ Rights Agreement of even date herewith by and among the Company, the Investor and other investors.

The rights described herein shall terminate and be of no further force or effect upon (a) such time as no shares of the Company’s stock are held by the Investor or its affiliates; (b) the consummation of the sale of the Company’s securities pursuant to a registration statement filed by the Company under the Securities Act of 1933, as amended, in connection with the firm commitment underwritten offering of its securities to the general public; or (c) the consummation of a merger or consolidation of the Company (x) that is effected (i) for independent business reasons unrelated to extinguishing such rights; and (ii) for purposes other than (A) the reincorporation of the Company in a different state; or (B) the formation of a holding company that will be owned exclusively by the Company’s stockholders and will hold all of the outstanding shares of capital stock of the Company’s successor and (y) in which the successor entity provides reasonably comparable rights to the Investor or the consideration payable to the Investor in such transaction consists solely of cash or securities of a class listed on a national exchange. The confidentiality obligations referenced herein will survive any such termination.

[Signature Page Follows]

Very truly yours,

ADAMAS ONE CORP.

By:	/s/ John G. Grdina
Name: John G. Grdina
Title: Chief Executive Officer

Agreed and Accepted:

SUMERU GLOBAL DIGITAL TECHNOLOGY FUND, LP

By:	/s/ Saumen Chakraborty
Name: Saumen Chakraborty
Title: Managing Director

Signature Page to Management Rights Letter